SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of June, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT N. 33.700.394/0001 -40

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.102.771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON JUNE 28, 2007.

VENUE AND TIME:	Av. Eusébio Matoso, 891, in the City of São Paulo, State of São Paulo, at 5:00 p.m.

CHAIRMAN:	Pedro Sampaio Malan

QUORUM:	More than a half of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

1.
Elected to the Board of Officers, with term of office until the investiture of the members to be elected by the Board of Directors in a meeting to be held until April 30, 2008, Mr. ROGÉRIO PAULO CALDERÓN PERES, a Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 22nd floor, bearer of Identity Card RG N. 05.212.295-SSP/SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 035.248.608-26, who shall occupy a position of Officer.

2.
Approved the promotion of Mrs. CLÁUDIA POLITANSKI, a Brazilian citizen, married, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 16,633,770-5-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 132,874,158-32, which currently holds the position of Officer, to the position of Executive Officer.

3.	Approved the dismissal of Mr. OSIAS SANTANA DE BRITO from the position of Executive Officer, which shall be effective as of June 29, 2007.

4.	Appointed as the substitute of the Company’s Officer in charge of the Investors Relations Mr. ROGÉRIO PAULO CALDERÓN PERES, in substitution of Mr. OSIAS SANTANA DE BRITO.

5.
Considering that Mr. ROGÉRIO PAULO CALDERÓN PERES will only be able to hold the position of substitute of the Company’s Officer in charge of the Investors Relations after the Brazilian Central Bank approves its election, it is approved that such position remains temporarily vacant until such approval is obtained.

São Paulo, June 28th, 2007. Authorized Signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Israel Vainboim, João Dionisio Filgueira Barreto Amoêdo, Joaquim Francisco de Castro Neto e Pedro Luiz Bodin de Moraes. This minute is an exact copy of the original transcribed in the proper Corporate Book.

     São Paulo, June 28th, 2007.

_________________________________

_________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.